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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                              DELCATH SYSTEMS, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))


            Redeemable Common Stock Purchase Warrants Issued in 2000
                         (Title of Class of Securities)

                                    24661P112
                      (CUSIP Number of Class of Securities)


                                   M. S. Koly
                      President and Chief Executive Officer
                              Delcath Systems, Inc.
                               1100 Summer Street
                                    3rd Floor
                           Stamford, Connecticut 06905
                                 (203) 323-8668

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:
                                 Paul G. Hughes
                               Murtha Cullina LLP
                               Two Whitney Avenue
                                  P. O. Box 704
                        New Haven, Connecticut 06503-0704
                                 (203) 772-7726

                            CALCULATION OF FILING FEE

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       Transaction Valuation*                   Amount of Filing Fee
             $324,000                                 $64.80
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*    Calculated solely for purposes of determining the filing fee under Rule
     0-11(a)(4) based on the last sale of the Redeemable Common Stock Purchase Warrants issued by the filing person in 2000 on July 7, 2005 of $0.27 per warrant.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:

          Form or Registration No.:

          Filing party:

          Date filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third party tender offer subject to Rule 14d-1.

     |X|  issuer tender offer subject to Rule 13e-4.

     |_|  going-private transaction subject to Rule 13e-3.

     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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



     This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to an offer by Delcath Systems, Inc., a Delaware corporation (the "Company"), to exchange any or all of the Company's 1,200,000 outstanding Redeemable Common Stock Purchase Warrants that it issued in connection with its initial public offering in 2000 (the "2000 Warrants") for the Company's 2005 Redeemable Common Stock Purchase Warrants - Series A (the "Exchange Warrants") upon the terms and subject to the conditions contained in the Offer to Exchange dated the date hereof (the "Offer to Exchange") and the related Letter of Transmittal (collectively, the "Exchange Offer") which are filed as exhibits to this Schedule TO.

     This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

     The information under the caption "Summary of the Exchange Offer" in the Exchange Offer includes the information required by Item 1001 of Regulation M-A and is incorporated herein by reference. Terms used herein which are defined in the Exchange Offer are used herein as defined in the Exchange Offer.

Item 2. Subject Company Information

     The information required by Item 1002(a) of Regulation M-A is contained on the cover page of the Offer to Exchange and is incorporated herein by reference.

     The information required by Item 1002(c) of Regulation M-A is contained in the Offer to Exchange under the caption "Market Values of the 2000 Warrants" and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     The information required by Item 1003(a) of Regulation M-A is contained on the cover page of the Offer to Exchange or under the caption "Interests of Certain Persons in the Exchange Offer" in the Offer to Exchange and is incorporated herein by reference.

     There is no other person who may be deemed to control the Company, and there is no other corporation or other person ultimately in control of the Company.

Item 4. Terms of the Transaction

     The information required by Item 1004(a) of Regulation M-A contained in the Offer to Exchange on the cover page and under the captions "Summary of the Exchange Offer," "The Exchange Offer" and "Federal Income Tax Consequences of the Exchange Offer" is incorporated herein by reference.

     The information required by Item 1004(b) of Regulation M-A is contained under the caption "Interests of Certain Persons in the Exchange Offer" in the Offer to Exchange and is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

     The information required by Item 1106(a) of Regulation M-A is included in the Offer to Exchange under the caption "Summary of the Exchange Offer" and "The Exchange Offer" and is incorporated herein by reference.

     There are no plans, proposals or negotiations that relate to or would result in any of the transactions or changed enumerated in Item 1106(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration

     No funds, borrowed or otherwise, will be expended in connection with the Exchange Offer other than funds to pay expenses incurred by the Company which will be paid from the Company's working capital. The following is an estimate of the expenses incurred or to be incurred by the Company in connection with the Exchange Offer:

                    Filing fee                         $    65

                    Legal                               75,000

                    Printing and reproduction            1,000

                    Miscellaneous                          435

     All such expenses will be paid by the Company.

Item 8. Interest in Securities of the Subject Company

     (a) The information required by Item 1008(a) of Regulation M-A is contained under the caption "Interests of Certain Persons in the Exchange Offer" in the Offer to Exchange and is incorporated herein by reference.

     (b) None.

Item 9. Persons/Assets, Retained, Employed Compensated or Used

     (a) No person has been employed or retained or will be compensated to make solicitations or recommendations in connection with the Exchange Offer.

     (b) The executive officers of the Company will provide certain ministerial services in connection with the preparation and distribution of the Offer to Exchange and the issuance of Exchange Warrants for any 2000 Warrants that are exchanged in accordance with the terms of the Exchange Offer. No executive officer will receive additional compensation for providing such services.

Item 10. Financial Statements

     The Company believes that the information described in Item 1010(a) and (b) of Regulation M-A is not material in connection with the Exchange Offer and is, therefore, as provided in Item 10 of Schedule TO, not required herein or in the Offer to Exchange.

Item 11. Additional Information

     None.


                                       2


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Item 12. Exhibits

      Exhibit No.                      Description
      ----------                       -----------

      (a)(1)(i)    Cover letter and Offer to Exchange dated July 13, 2005.

      (a)(1)(ii)   Form of Letter of Transmittal.

      (a)(1)(iii) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(iv)   Form of Letter to Clients.

      (a)(1)(v)    Form of Notice of Guaranteed Delivery.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.


                                       3


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Delcath Systems, Inc.



                                             By:    M. S. KOLY
                                                -----------------------------
                                                  M. S. Koly
                                                  President and Chief Executive
                                                  Officer

Date:  July 13, 2005


                                       4


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                                  EXHIBIT INDEX

      Exhibit No.                      Description
      ----------                       -----------

      (a)(1)(i)    Cover letter and Offer to Exchange dated July 13, 2005.

      (a)(1)(ii)   Form of Letter of Transmittal.

      (a)(1)(iii) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(iv)   Form of Letter to Clients.

      (a)(1)(v)    Form of Notice of Guaranteed Delivery.